Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE – NYSE)

HARVEST ENERGY TRUST ANNOUNCES AMENDED TERMS TO ITS PREVIOUSLY
ANNOUNCED TRUST UNIT AND CONVERTIBLE DEBENTURE FINANCING

Calgary, November 9, 2006 (TSX: HTE.UN; NYSE: HTE)

The Units and Convertible Debentures will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Harvest Energy Trust ("Harvest") announces that it has entered into an agreement with its underwriters to amend the terms of its previously announced bought deal financing. Under the terms of this agreement, a syndicate of underwriters co-led by CIBC World Markets Inc. and TD Securities Inc., and including RBC Capital Markets, Scotia Capital Inc., BMO Capital Markets, HSBC Securities (Canada) Inc., National Bank Financial Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation and will offer a combination of $330 million principal amount of 7.25% convertible unsecured subordinated debentures ("Debentures") and 8.26 million trust units ("Trust Units") at a price of $27.25 per Trust Unit to raise gross proceeds totaling approximately $555 million. Harvest has also granted the underwriters an Over–Allotment Option, to purchase up to an additional $49.5 million principal amount of Debentures and an additional 1.24 million Trust Units on the same terms, exercisable in whole or in part for a period of 30 days following closing. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest from the Trust Units and Debentures will be approximately $638 million.

Closing is expected to occur on or about November 22, 2006. The first distribution for which purchasers of the Trust Units offered hereunder will be entitled to receive is the previously announced distribution of $0.38 per trust unit, payable on December 15, 2006 to unitholders of record on November 22, 2006.

Harvest will use the net proceeds of this financing to repay indebtedness related to the recent acquisition of North Atlantic Refining Limited and related businesses.

The Debentures have a face value of $1,000 per debenture, a coupon of 7.25%, a maturity date of September 30, 2013 and will be convertible into Trust Units at the option of the holder at a conversion price of $32.20 per Trust Unit.

Harvest is one of Canada's largest energy trusts with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with an average economic life of approximately 16 years, and current production from our oil and gas business of 65,000 boe per day weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators. The acquisition of a refining business adds the following risks and uncertainties, including but not limited to: the volatility between the prices for crude oil purchased and products sold (the "crack spread"), refinery operating risks such as spills and discharges of petroleum or hazardous substances, competition from other refiners and petroleum product marketers, crude oil supply interruptions, loss of key personnel and labour disruptions.

PRESS RELEASE		November 9, 2006
HARVEST ENERGY TRUST	Page 2 of 2

Forward-looking statements in this press release may include, but are not limited to, closing of the equity and convertible debenture financing, future cash distribution, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary	Robert Fotheringham
President & CEO	Vice President, Finance & CFO
Cindy Gray
Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca